UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number 3235-0058	SEC File Number 333-189540	CUSIP Number 0001579717

(Check One) ☐ Form 10-K   ☐ Form 20-F   ☐Form 11-K    ☒ Form 10-Q    ☐ Form N-CEN

For Period Ended:     August 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Perk International, Inc.

Full Name of Registrant:

Former Name if applicable

2375 East Camelback Rd., Suite 600

Address of Principal Executive Office (Street and Number)

Phoenix, AZ 85016

City, State, Zip Code

PART II.	RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III.	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, NCEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Perk International, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended August 31, 2020 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the financial statements included in the Form 10-Q. The Company intends to file the Form 10-Q as soon as reasonably possible.

PART IV.	OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Nelson Grist	(602)	358-7507
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes	☒ No

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Perk International, Inc.

Dated: October 15, 2020	By:	/s/ Nelson Grist
Nelson Grist

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